Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 20, 2025

Name of Registrant: Southern Company

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Southern Company (SO)

Defending Core Business: Vote NO on Proposal 6

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Southern Company shareholders to vote AGAINST Proposal1 No. 6, “Disclose Assumptions Underlying Continued Reliance on Fossil Fuel-Based Energy.”

      Supporting Statement

Southern Company is an energy company. While this may seem an unnecessary and obvious statement, it is in fact directly relevant to rebutting the definitionally activist premises of Proposal

1https://www.southerncompanyannualmeeting.com/media/vbshsrga/438571-1-_40_southern-company_nps_wr.pdf

6. Submitted by notorious activist group As You Sow, the proposal asks Southern to disclose the assumptions underlying its usage of, and reliance on, fossil fuels in its core business model.

While debates over corporate energy policies have their place, particularly among legitimate non-activist shareholders who invest for return, there’s no question that such debates are often hijacked by profoundly activist demands that view sustainability as synonymous with prioritizing activist demands over continued company success. In cases like that of Proposal 6, such demands would likely actively lead to the company’s lessened success.

There’s no fiduciary way to look at the demands proposed in Proposal 6. The Proposal lists criteria of concern regarding Southern’s use of fossil fuels: risk of not hitting GHG emission reduction standards (a circular argument that assumes the value of such reduction targets), losing clients who prioritize decarbonization (a speculative argument as many companies are rethinking/discarding previous focus on renewable energy), and expert testimony that electricity demand can be met without relying on fossil fuels (conveniently, the proposal doesn’t mention whether this would impact brand performance and/or shareholder return — or address the vast gulf between can and should). Even the board’s statement of opposition cedes the premise of decarbonization, arguing that Proposal 6 would force the company to reveal trade secrets. Regrettably, the company seems less interested in the arguably far more compelling point that asking an energy company to divest from oil & gas is a non-starter for the future and continued success of Southern. They should be — and so should their shareholders.

      Conclusion

The reality is, Southern has a responsibility to its shareholders to view all its decisions, whether environmental, social, or governance-related, through the lens of its fiduciary duty, and its continued business success in the future. While the company’s laudably opposed the egregiously anti-business demands of proposal 6, it’s also ceded ground when it comes to areas like setting “net-zero” goals and decarbonization as a broader area of corporate practice. These ceded premises are what led to the unfettered and unashamedly anti-energy activism of Green Century and the broader activist syndicate it represents. This is the time to fix that — and the cascade of companies, from energy companies to major asset managers, ditching their net-zero targets and exiting net-zero alliances is a key indicator that this is the future of fiduciary duty. For the sake of its shareholders, who deserve a company committed to its core business, and proud of the work it does to keep the lights on for its clients, it’s time for Southern to wake up to this reality of corporate activism. It’s commendable that Southern’s taking steps like opposing this proposal — and we urge shareholders to do the same and vote AGAINST proposal 6.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.